Exhibit 18.1

March 13, 2015
Kratos Defense & Security Solutions, Inc.
4820 Eastgate Mall, Suite 200
San Diego, CA 92121

Dear Sirs/Madams:
We have audited the consolidated financial statements of Kratos Defense & Security Solutions, Inc. and subsidiaries (the “Company”) as of December 28, 2014 and December 29, 2013 and for each of the two years in the period ended December 28, 2014, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 13, 2015, which expresses an unqualified opinion. Note 2 to such consolidated financial statements contains a description of your adoption, during the year ended December 28, 2014, of your change in the date for the annual goodwill impairment test. In our judgment, such change is an alternative accounting principle that is preferable under the circumstances.
Yours truly,
/s/ DELOITTE & TOUCHE
San Diego, California

San Diego, California